Report of Independent Registered Public
Accounting Firm
The Board of Trustees of
BNY Mellon Funds Trust:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Large Cap Stock
Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon International Appreciation
Fund, BNY Mellon Focused Equity Opportunities Fund,
BNY Mellon Small/Mid Cap Multi-Strategy Fund, BNY
Mellon Large Cap Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon International Equity Income Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate Bond Fund,
BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Corporate Bond Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon New York Intermediate Tax-Exempt Bond
Fund, BNY Mellon Municipal Opportunities Fund, BNY
Mellon National Municipal Money Market Fund and BNY
Mellon Money Market Fund (collectively the Funds), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March
31, 2016, and from December 31, 2015 (the date of the
Funds last examination), through March 31, 2016, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of March 31, 2016, and with
respect to agreement of security purchases and sales, for the period from December 31, 2015 (the date of the Funds last examination) through March 31, 2016:
1.	Obtained The Bank of New York Mellons (the
Custodian) security position reconciliations for all
securities held by sub custodians and in book entry form
and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees;
3.	Reconciliation of the Funds securities to the books and
records of the Funds and the Custodian;
4.	Confirmation of all repurchase agreements, if any,
with broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian
records, if any;
5.	Agreement of pending purchase activity for the Funds as of
March 31, 2016 to documentation of corresponding
subsequent bank statements;
6.	Agreement of pending sale activity for the Funds as of
March 31, 2016 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred, from the period December 31,
2015 through March 31, 2016, from the books and records
of the Funds to corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period April 1, 2015 to
March 31, 2016 and noted no relevant findings were
reported in the areas of Asset Custody and Control;
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Funds compliance with
specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
March 31, 2016, and from December 31, 2015 through
March 31, 2016, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon
Funds Trust, and the Securities and Exchange Commission
and is not intended to be and should not be used by anyone
other than these specified parties.
      /s/ KPMG LLP
New York, New York
March 3, 2017

March 3, 2017
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Large
Cap Stock Fund, BNY Mellon Income Stock Fund, BNY
Mellon Mid Cap Multi-Strategy Fund, BNY Mellon Small
Cap Multi-Strategy Fund, BNY Mellon International Fund,
BNY Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon International Appreciation
Fund, BNY Mellon Focused Equity Opportunities Fund,
BNY Mellon Small/Mid Cap Multi-Strategy Fund, BNY
Mellon Large Cap Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon International Equity Income Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate Bond Fund,
BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Corporate Bond Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY Mellon
National Short-Term Municipal Bond Fund, BNY Mellon
Pennsylvania Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon New York Intermediate Tax-Exempt Bond
Fund, BNY Mellon Municipal Opportunities Fund, BNY
Mellon National Municipal Money Market Fund and BNY
Mellon Money Market Fund (collectively the Funds), each a series of BNY Mellon Funds Trust, are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, Custody of Investments by Registered
Management Investment Companies, of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2016 and from December 31, 2015 through
March 31, 2016.
Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2016, and from December 31, 2015 through
March 31, 2016 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust

Jim Windels
Treasurer

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